CHELSEA OIL & GAS LTD.

    CHELSEA OIL & GAS LTD. ANNOUNCES FILING OF THIRD QUARTER 2013 FINANCIAL
              STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Calgary, ALBERTA, (November 29, 2013) - Chelsea Oil & Gas Ltd. ("Chelsea") (OTCQB: COGLF) announces that it has filed its unaudited condensed consolidated interim financial statements and accompanying notes for the three and nine month periods ended September 30, 2013 and its related management's discussion and analysis with applicable Canadian securities regulatory authorities. Copies of these documents may be obtained through the Internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") at www.sec.gov/edgar.shtml.

ABOUT CHELSEA OIL & GAS LTD.

Chelsea Oil & Gas is an Australian focused exploration, development and production company with 5.2 million net acres of land onshore Australia. Chelsea has a portfolio of assets which include 6 existing oil discoveries with independently evaluated reserves, a fully carried seismic and drilling programme in a proven exploration play, and multi-billion barrel potential in two emerging unconventional plays offsetting supermajors who have committed to invest up to $545 million in the next 3 years on immediately offsetting lands.

  FOR FURTHER INFORMATION
  CONTACT: CHELSEA OIL & GAS LTD.
  +1 (403) 457-1959

  www.chelseaoilandgas.com